

SHAKE UP COCKTAILS

From "Taste of the Fair" to "Zest of the Midwest"

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Highlights

1   Sold 24,000 cases of Ready to Drink cocktails since launch.

2   Expanding regionally into IN, IL, WI, KY, OH.

3   Sold in chains including Kroger, Total Wine, Binny's Woodman's, Piggly Wiggly.

4   Every dollar raised gets matched 1:1 by local small business fund.

Featured Investors



start something ventures

Invested $60,000

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startsomethingventures.com

Michael Kelly, Partner

"With a strong brand identity rooted in Midwest nostalgia, award-winning flavors, and a focus on premium, natural products, Hi & Mighty is poised for significant growth in the fast-evolving alcoholic beverage market."



Matt Rush

Invested $25,000

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Syndicate Lead
Indy-based dad, investor, and cocktail enjoyer.

"I've known Dan and Jamie Fahrner, two of Shake Up's three founders, for nearly a decade. They've had a rare mix of creativity and execution from the beginning, whether it was serving unique cocktails with homemade syrups (rosemary-infused simple syrup!) at social gatherings or testing a cocktail delivery service during the pandemic.

When they launched the distillery–and soon after the Lemon Shake Up ready-to-drink cocktail–the response was immediate and electric. I asked a local liquor store if they carried RTD cocktails and before I could say the brand name, the clerk said, "Looking for the Lemon Shake Up?" She then pointed me to a waitlist already several pages long. That kind of buzz doesn't happen by accident.

Shake Up's ability to create demand, build excitement, and then deliver an exceptional product is remarkable. The pivot into RTD cocktails was bold, but well-timed and executed with precision.

After seeing the growth and success they've achieved with a bootstrapped approach, I'm convinced there is still an enormous amount of untapped potential. That's why I'm proud to invest in Shake Up Cocktails; it's the right team, the right product, and the right moment."

product, and the right moment.

Team



Jamie Fahrner COO

Superpower: natural seller that makes buyers feel heard & admired



Dan Fahrner CEO

Superpower: building marketing buzz with a target audience





Nick Traeger Chief Production Officer

Superpower: hyper efficiency + king of flavor development

A note from Jamie...





Hi, I'm Jamie Fahrner and I'm the COO and co-founder of Shake Up Cocktails. I grew up selling BBQ, watching horse shows and soaking up the summer at county fairs with my dad. The flavor of my childhood was an ice cold Lemon Shake Up, the classic hand-squeezed lemonade drink of fairs & festivals.

So it was fate that when my husband and I decided to start a distillery, we did it on the largest stage in Indiana: the IN State Fair. **We launched the first ever adult, all-natural, Lemon Shake Up canned cocktail. What happened next blew our minds...** 🤯

We sold out across the state of IN all summer in 2022.

Soon chains like Kroger, Total Wine and Binny's were asking for us.

Our customers were asking for more flavors.

And before we knew it we had launched in 3 states: IN, IL and WI.

I believe the reason people love our cocktails is...

Nostalgia — childhood memories drinking fresh lemon shake ups at fairs, carnivals, and festivals

Flavor — we make our cocktails with real ingredients, real flavor and real fun!

So we're opening up ownership to our community, who has been supporting us from day 1. **Your investment will help us:**

Launch our exciting new brand to new grocery stores, liquor stores, bars and restaurants.

Expand into new states like Kentucky and Ohio.

Launch direct to consumer to sell online across the US.

Secure a $100K match from a local small business fund here in IN.

Together we can make Shake Up Cocktails the Zest of Midwest! Cheers! 🥂



IGLOO
SHAKE UP

DOUBLE GOLD
SIP AWARDS
2024
GOLD
DOUBLE GOLD
FLAVOR FOR THE PEOPLE
LEMON
SHAKE UP
BUBBLY COCKTAIL
GIN WITH LEMON PUREE AND NATURAL FLAVORS
6%

TASTE OF THE FAIR

Nostalgic spirit-based RTD cocktails full of real flavor & real fun.

- Sold 24,000 cases in 48 months since launch
- Bootstrapped to $400K annual revenue
- Sold at Total Wine, Kroger, Binny's across IN, IL, WI
- **Raising $700K to reach $5M revenue and position for acquisition in 2030**

Sold in 400+ Stores	52% margin	$10.99 avg MSRP

The Market & Opportunity

The canned beverage alcohol space is changing:

Craft beer sales & production are nearing <u>15% declines annually.</u>

Malt-based seltzers like White Claw and Truly sales are <u>dropping 16% annually.</u>

Wine sales are experiencing a multi-year decline and the industry is in crisis.

But why?!

Because preferences are changing!

Millennials and Gen Z are choosing natural products made with spirits and real ingredients.

The gluten-free health movement is here to stay.

Quality is more important than quantity for younger audiences.

Spirit-based Ready to Drink (RTD) cocktails are the fastest growing category in beverage alcohol.

THE MARKET 2025

Craft beer, malt seltzer sales are down driven by health trends and younger audiences.

- ✦ Craft beer production down 15-30%
- ✦ Malt Seltzer sales down 16%
- ✦ Spirits outsold beer & wine in '22 & '23
- ✦ **Driven by Audience Preferences:**
  - ○ Gluten free, natural
  - ○ More flavor
  - ○ Supporting minorities
  - ○ Social, word of mouth
  - ○ Quality > quantity

Total RTD - & growth by Segment
NIQ Off Premise Channels

Segment	Value
Spirits Seltzers	64.9
Hard Tea	38.9
Hard Soda	37.9
Spirits RTD Cocktails	30.4
Spirits Ranch Water	14.9
Traditional FMBs	13.7
Canned Wine	10.9
Hard Lemonade	5
Hard Kombucha	-13.2
Malt Seltzers	-16.2
Wine Spritzers	-27.9
Hard Coffee	-64.3
Wine Seltzers	-79.8

Our Winning Recipe

Shake Up Cocktails check the boxes for consumer preferences in 2025 and beyond, **but with an X-factor... NOSTALGIA!**

Not only do they taste like a perfectly balanced cocktail, Shake Up Cocktails have a familiar name and flavor profile. Even our branding is nod to the magic of golden hour at summer fairs, carnivals, theme parks and festivals.

WINNING RECIPE

Delivering on consumer preferences in the **fastest growing category** in alcohol.

- ✦ Spirit-Based (Gin)
- ✦ All natural, gluten-free
- ✦ Full of flavor
- ✦ Midwest nostalgia
- ✦ Brand-power
- ✦ Woman-co-founded
- ✦ Award winning



How We Scale

We have found a recipe that works to scale our business from state to state:

Building buzz with aggressive social media marketing & advertising. This includes partnerships with influencers and pumping out consistent video content.

500+ free sampling events. We have built a network of over 30 brand ambassadors who work part-time to sample our flavors at liquor stores, bars & restaurants, neighborhood festivals, beer fests, you name it!

Saturate retail, then grocery and bars. In new markets we focus on growing through independent stores while we build local relationships with grocery and popular bars. They love our value proposition because we help them sell the product with our sampling events.

Rinse & repeat in new market.

HOW WE WIN

✦ **Step 1**: Create Buzz
   ○ Nostalgic social media content & ads

✦ **Step 2**: Free Sampling Events
   ○ 400+ annual store tastings & events

✦ **Step 3**: Secure Rebuys
   ○ Retailers order 3-4x per season

✦ **Step 4**: Saturate Retail
   ○ Saturate liquor stores, launch in grocery & venues



Use of Funds

Here's how we plan to use this round of investment funding:

4x our growth recipe above: increase our ad spend to drive more buzz and demand, increase our sampling events by hiring more local brand ambassadors.

Hire full-time sales help to increase feet on the streets: can you believe we've done this all part-time thus far? Us neither 😳 We will be hiring a full-time VP of Sales, plus bringing both our CEO and COO on full time with the aim to triple our sales activity.

Expand into more new markets: starting with KY and OH

Improve our margin by 25%: until now we've only had the cash to buy all ingredients and materials in minimum order quantities, which is when they cost the most. If we buy a single pallet of cans, they cost us $.22 per can, but if we buy a whole truckload of cans, the cost comes down to $.10 per can! We can save about $80-100K per year just buying in bulk, and recycle that cash directly back into sales and marketing.

Future projections are not guaranteed.



GROWTH STRATEGY

- ✦ **4X Marketing:** grass roots + digital
  - ○ Store tastings + regional events
  - ○ Social ads > audience building
- ✦ **200% Increase:** sales capacity
  - ○ Full time hires: CEO (Dan) + COO (Jamie)
  - ○ VP of Sales
- ✦ **Regional Expansion:** IL, WI, KY, OH, MO
- ✦ **25% Margin Improvement:** buy inventory in bulk
  - ○ Invest $80K cash back into sales & marketing

Here's a breakdown of our use of funds. We have already raised $535K outside of Wefunder, investments will be used to support brand growth until profitability is met in 2028.

Sales hires — $180K — VP of Sales, CEO and COO (both include part-time sales focus in job descriptions)

Marketing — $220K — brand rollout, Direct-to-consumer website launch, increased social media advertising, increased sampling events

$200K — Buying inventory in bulk including cans and fruit puree

MARGIN IMPROVEMENT: 25%

	2024	2025
Lemon	$.12	$.055
Cans	$.22	$.1
Packaging	$.18	$.18
Cost Per Can	$.76	$.57
Margin	54.2%	65.6%

Future projections are not guaranteed.

Exit Strategy

This path allows us to grow to roughly $4M in revenue in the next 5 years.

We will then be in prime consideration for an acquisition by larger spirits and beer brands looking to diversify in the fastest growing category in beverage alcohol.

(Projections are estimates based on current growth trends and market potential; actual results may vary.)

$4M Revenue by 2030



2028 & Beyond



Investment Structure: Convertible Note

This investment is structured as a **convertible note**, meaning investors receive 8% **annual interest** and their investment **converts into equity** at a future funding event, rather than being a fixed return or revenue-share deal.

Here's how it works:

Interest Rate: 8% simple interest per year, accruing until conversion or maturity.

Discount for Early Investors: 20% discount on the share price at the next qualified equity round.

Valuation Cap: $2.5 million—meaning your investment converts at this valuation if the next round is priced higher.

Example of a Potential Investor Scenario

If you invest **$10,000**, and we raise a future equity round at a **$5M valuation**, your note converts at **$2.5M valuation (due to the cap)**.

You would get **twice as much equity** compared to new investors at the $5M valuation.

Your accrued interest (8% per year) is added to your investment at conversion.

This structure is designed to reward early investors with **lower entry prices and more equity upside**, aligning our success with yours.

Invest in the Taste of the Fair

We're grateful you're considering investing in our dream! We're ready to make Shake Up Cocktails the zest of the Midwest!

And remember, investments on Wefunder will allow us to secure a **$100K match from a local small business fund here in IN.**

Cheers!



Disclaimer

This presentation contains forward-looking statements, including but not limited to projections, plans, and strategies. These statements are based on current assumptions and expectations, which involve risks and uncertainties that could cause actual results to differ materially. Shake Up Cocktails (Hi and Mighty LLC) makes no representations or warranties, expressed or implied, regarding the accuracy, completeness, or reliability of the information contained herein.

Recipients are responsible for conducting their own independent due diligence and obtaining their own legal, tax, and financial advice before making any investment decision. Nothing in this presentation constitutes legal, tax, financial, or other advice.

Delivery of this presentation does not imply any obligation on the part of Shake Up Cocktails (Hi and Mighty LLC) to proceed with any transaction or financing.